

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2024

Martyn Willsher
President and Chief Executive Officer
Amplify Energy Corp.
500 Dallas Street, Suite 1700
Houston, TX 77002

>   **Re: Amplify Energy Corp.**
>   **Registration Statement on Form S-3**
>   **Filed April 8, 2024**
>   **File No. 333-278555**

Dear Martyn Willsher:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anuja A. Majmudar at 202-551-3844 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Energy & Transportation

cc: Matt Pacey